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Investor Contact: 781-622-1111
Media Contact: 781-622-1252

                  THERMO INSTRUMENT COMPLETES CASH TENDER OFFER
                             FOR THERMO BIOANALYSIS

WALTHAM, Mass., April 14, 2000 - Thermo Instrument Systems Inc. (ASE-THI), a Thermo Electron company, announced today that it has successfully completed the cash tender offer of $28.00 per share for any and all outstanding shares of its Thermo BioAnalysis Corporation subsidiary (ASE-TBA).

         The offer and withdrawal rights expired at midnight on Thursday, April 13, 2000. Based on the preliminary report of the depositary for the offer, American Stock Transfer & Trust Company, approximately 2.3 million Thermo BioAnalysis shares were tendered. This brings Thermo Instrument's and Thermo Electron's combined equity ownership in Thermo BioAnalysis to approximately 99.3 percent. Thermo Instrument expects to complete the spin-in of Thermo BioAnalysis by Wednesday, April 19, through a short-form merger. The short-form merger does not require Thermo BioAnalysis' board or shareholder approval.

         Thermo BioAnalysis shareholders who tendered their shares in the tender offer will receive payment for their shares shortly. Thermo BioAnalysis shareholders who did not tender their shares will also receive $28.00 per share in the short-form merger. Information outlining what steps these shareholders must take to obtain payment will be mailed within a week to 10 days.

         The complete terms and conditions of the tender offer are set forth in the offer to purchase, letter of transmittal, and other related materials, which were filed with the Securities and Exchange Commission on March 17, 2000.

         Thermo Instrument Systems Inc. is a global technology company serving multiple markets, including the life sciences, telecommunications, food and beverage, chemical, and oil and gas industries, with instrumentation, information-management software, and worldwide service for a range of applications. Our products help scientists make the discoveries that will fight disease and prolong life. They increase the speed and quality of communications. And they provide knowledge about the quality of materials used in manufacturing, improve the manufacturing process, and protect the environment. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.

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